Exhibit 26.1

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2023	576,443	$7.64	0	0
November 1 – November 30, 2023	--	--	--	--
December 1 – December 31, 2023	--	--	--	--
Total	576,443	$7.64	0	0